GRAUBARD MILLER
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
212-818-8800

December 24, 2008

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Golden Green Enterprises Limited/China Opportunity Acquisition Corp.
Registration Statement on Form S-4
Filed November 12, 2008
File No. 333-155312

Dear Ms. Long:

On behalf of China Opportunity Acquisition Corp. (“COAC”) and Golden Green Enterprises Limited (“BVICo”), we respond as follows to the Staff’s comment letter dated December 10, 2008 to the above-captioned registration statement on Form S-4.  Page references in our responses correspond to the present version of the proxy statement/prospectus included as part of Amendment No. 1 to the registration statement, copies of which have been marked to note the changes from the above-referenced filing (however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination).  We are also delivering three courtesy copies of such marked registration statement to Mr. Dieter King.  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the responses of COAC and BVICo to each comment immediately thereafter.

We respectfully call to your attention that, if the merger between COAC and BVICo is not consummated by March 20, 2009, COAC will be required to liquidate.  Given that the registrants must mail the proxy statement/prospectus by February 12, 2009 in order to be able to use the September 30, 2008 financial statements included in Amendment No. 1, we hope that we can receive comments in response to this filing as soon as possible to give the registrants sufficient time to complete the review process and print and mail the proxy statement/prospectus without the need to provide year-end financial statements.

General

1.
Prior to the effectiveness of your registration statement, please either make appropriate arrangements to have a representative of the NASDAQ Stock Market call us to confirm that your securities have been approved for listing or send us a copy of your listing approval letter.

An application to register the securities of BVICo is in the process of being made to the Nasdaq Stock Market.  We will make arrangements so that the Staff is advised when approval for listing has been granted.

2.
We note that you will be filing a number of exhibits to your registration statement by amendment, including the legality opinion required by Item 601(b)(5) of Regulation S-K, which opinion should address all of the securities being registered (i.e., ordinary shares, warrants, units and purchase options). Please note that once you file these exhibits we will need adequate time to review them.

Most of the exhibits that were not included in the original filing have now been filed with Amendment No. 1.  There remain to be filed the material contracts of BVICo, which are in the process of translation from Chinese into English.  Also not filed at this time is the form of share certificate for BVICo, which will be quite typical in form.  As soon as these are available, we will file another amendment to the registration statement solely for the purpose of filing such exhibits.

3.
Please disclose whether the terms of the merger described in your registration statement, as well as the terms of the related agreements and transactions, comply in all material respects with the terms for a transaction described in the registration statement on Form S-1 (No. 333-137716) filed by COAC in connection with its initial public offering.

Disclosure that the terms of the merger and related agreements and transactions comply in all material respects with the terms for a transaction described in the registration statement on Form S-1 filed by COAC has been included on page 1 of the proxy statement/prospectus.

Summary of the Material Terms of the Merger, page1

4.
Please disclose the range of the aggregate percentage ownership interest in BVICo that the former COAC stockholders could have as a result of the merger. In doing so, to determine the high end of the range, please assume that no COAC stockholders exercise their conversion rights and, to determine the low end of the range, please assume that 39.99% of the Public Shares convert.  In addition, please disclose here and in the “Merger Proposal” and “Beneficial Ownership of Securities” sections of the prospectus that the former COAC stockholders could own, in the aggregate, up to approximately 47% of BVICo’s ordinary shares if they exercise all of their warrants and options following the consummation of the merger.

Disclosure of the matters requested in this comment has been included on pages 1, 50 and 127 of the proxy statement/prospectus.

5.
Please disclose that, subject to deductions for transaction expenses and deferred underwriting commissions, the merger will cause the funds in the trust account to transfer from COAC to BVICo. In addition, please disclose the approximate amount of the funds you expect will be transferred to BVICo.

Disclosure of the matters requested in this comment has been included on page 2 of the proxy statement/prospectus.  Please note that we have left the amount blank for this filing pending a more accurate determination as we approach effectiveness.

6.	Please split the first bullet into two bullets by putting in a separate bullet the information about what the current BVICo shareholders will receive as a result of the merger.

The disclosure on page 1 of the proxy statement/prospectus has been revised in response to this comment.

The Merger, page 10

7.
Please clarify in the last paragraph of this subsection on page 11 that it would be the holders of 39.99% of the Public Shares rather than 39.99% of the holders of the Public shares that would be converting.

The last paragraph of the referenced subsection on page 11 of the proxy statement/prospectus has been clarified.  Thank you for calling this to our attention.

Vote of CCAC Inside Stockholders, page 12

8.	Please disclose the purpose and significance of Mr. Edelson’s limit order.

Disclosure of the purpose and significance of Mr. Edelson’s limit order has been added on page 13 and elsewhere in the proxy statement/prospectus.

Interests of COAC’s Directors, Officers and Others in the Merger, page 14

9.	Where you describe the possible transactions that COAC may enter into to incentivize investors to vote for the transaction, please clarify:

•	Whether any of the funds in the trust could be used, directly or indirectly, in any of these transactions;

•
Whether the meeting would be adjourned to provide time to seek out and negotiate these transaction if at the time of the meeting it appears that the requisite vote will not be obtained or the limitation on conversion will be met, assuming the adjournment proposal is approved; and

•
Why this is not, in effect, a waiver of the voting requirement or the limitation on conversion (particularly where put options or similar incentives are used, or if proceeds of the trust may be used to fund such transactions) and why it is consistent with the terms of the IPO as described in the IPO prospectus and the requirements of the company’s charter.

The disclosure on page 16 and elsewhere in the proxy statement/prospectus has been revised to include a statement that COAC will not enter into any arrangement that would have the effect of constituting a waiver of the voting requirement or the limitation on the maximum number of conversion shares and no funds in its trust account will be used to purchase COAC shares or to fund such other arrangements.  As a consequence, we believe that such arrangements will be consistent with the terms of the IPO as described in COAC’s prospectus and the requirements of its charter and that there need not be any concern that such a waiver could occur.  Such disclosures have also been revised to include a statement that the meeting could be postponed or adjourned in the circumstances posited in the second bullet point.

Special Meeting of COAC Stockholders, page 44

Proxy Solicitation Costs, page 46

10.
We note that COAC will bear the cost of hiring a proxy solicitor. Please disclose the names of the persons who will bear the other costs of solicitation or, if true, please disclose that COAC will bear all the costs of the solicitation. In addition, please describe the “other electronic means” that you may employ to as part of the solicitation.  Please see Item. 18(a)(4) of Part I.D. of Form S-4 and Item 4(a) of Schedule 14A.

Disclosure that COAC will bear all costs of solicitation has been added to the discussion on page 47 of the proxy statement/prospectus and the types of “other electronic means” that may be employed have also been added on that page.

The Merger Proposal, page 49

11.	Please provide BVICo/Ge Rui’s reasons for engaging in the merger. Please see Item 4(a)(2) of Part I.A. of Form S-4.

The reasons for BVICo and Ge Rui engaging in the merger have been disclosed on page 67 of the proxy statement/prospectus.

COAC’s Board of Directors’ Reasons for the Approval of the Merger, page 52

12.	Please disclose that Mr. Huang is a nominee for appointment to BVICo’s board following the consummation of the merger.

Disclosure that Mr. Huang is a nominee for appointment to BVICo’s board following the consummation of the merger has been added on page 54 of the proxy statement/prospectus.

Projections Furnished by BVICo to COAC, page 54

13.	Please provide us with a copy of the projections COAC’s board received from BVICo. Please note that we may have additional comments once we review the projections.

The projections COAC’s board received from Ge Rui will be delivered to the Staff separately as supplemental information.

Comparable Companies Analysis, page 55

14.	Please disclose the purpose and context for the tables on pages 56 and 57.

The discussion on pages 57 and 58 of the proxy statement/prospectus has been expanded to disclose the purpose and context for the tables that now appear on page 58.

BMCG Fairness Opinion, page 58

15.
Please describe the nature of the relationship between BMCG and Dr. Wang. Please note that we away have additional comments based on your response. Please see Item 4(b) of Part I.A. of Faun S-4 and Item 1015(b) of Regulation M-A.

The discussion on page 60 of the proxy statement/prospectus has been expanded to describe the nature of the relationship between BMCG and Dr. Wang.

16.
Please disclose any limitations imposed by COAC or BVICo (or their respective affiliates) on the scope of BMCG’s investigation. In this regard, we note that in its fairness opinion BMCG refers to limitations but does not describe there. Please see Item 4(b) of Part I.A. of Form S-4 and Item 1015(b)(6) of Regulation M-A.

The reference to limitations in BMCG’s fairness opinion (Annex F to the proxy statement/prospectus) was inadvertent and has been removed.  We are advised by BMCG that no limitations were imposed upon it by COAC, BVICo or their respective affiliates.

Discounted Future Cash Flows, page 62

17.	Please disclose why BMCG selected a long-term perpetual growth rate of 5%.

The disclosure on page 64 of the proxy statement/prospectus has been revised to disclose the reasons that BMCG selected a long-term perpetual growth rate of 5%.

Ge Rui Comparable Companies Analysis, page 62

18.
Please disclose the names of the companies BMCG used to perform its comparable companies analysis. In addition, please disclose whether BMCG evaluated any other measures of value for these companies besides LTM revenues and EBITDA margins and, if other measures were evaluated, please disclose these measures and the data to which they were applied.

The discussion on page 64 of the proxy statement/prospectus has been revised in response to this Comment.

19.	Please disclose the “company-specific factors” BMCG took into account when determining the multiple range for Ge Rui.

The discussion on page 65 of the proxy statement/prospectus has been revised to disclose the company-specific factors that BMCG took into account.

Net Asset Value of COAC, page 63

20.
Please correct your disclosure to disclose BMCG’s opinion that COAC’s net asset value was $40,782,327 as of the date of the balance sheet included in COAC’s quarterly report on Form 10-Q for the quarter ended June 30, 2008, as described in BMCG’s fairness opinion. The disclosure that the amount was “140,782,327” appears to contain a typographical error.

The typographical error referred to in this Comment has been corrected (see page 65 of the proxy statement/prospectus).  Thank you.

Material Federal Income Tax Consequences of the Merger , page 63

21.	Please disclose when and by whom an evaluation will be made to establish whether COAC has any intangible assets that would require it to recognize gain in connection with the merger.

The discussion on page 67 of the proxy statement/prospectus has been revised to state that BMCG, prior to the closing of the merger, will make an evaluation to establish whether COAC has any intangible assets that would require it to recognize gain in connection with the merger.

The Merger Agreement, page 66

22.	Please incorporate the merger agreement by reference into the proxy statement/prospectus by means of a statement to that effect. Please see Item 4(c) of Part I.A. of Form S-4.

The text of the first paragraph on page 69 of the proxy statement/prospectus has been revised to indicate that the merger agreement is incorporated by reference into the proxy statement/prospectus.

Note to Unaudited Pro Forma Condensed Combined Financial Information, page 77

23.
In Note F, you disclose the $19 million adjustment to retained earnings is for an estimated dividend to be paid to stockholders of BVICo prior to the merger with COAC. Please revise your disclosure in the prospectus to provide a detailed discussion of this dividend, including an explanation of its purpose and how it will be calculated. In doing so, please address the restriction in Section 4.1 of the merger agreement on the payment of dividends and whether COAC anticipates granting a waiver of this restriction to permit the payment of this dividend. In addition, please present on the face of your historical balance sheets a pro forma balance sheet that reflects the accrual of the dividend and the related reduction in stockholders’ equity so a potential investor can clearly understand the impact of this capital transaction on your equity separate from acquisition adjustments. Refer to SAB Topic 1B3 for guidance.

The pro forma combined and consolidated financial statements have been updated to September 30, 2008 and the original Note F is now Notes 1 & 2 (page 82 of the proxy statement/prospectus).

Included in the pro forma statements (pages 77 and 78 of the proxy statement/prospectus) is a new pro forma statement showing the upstream consolidating transactions from Ge Rui to Wealth Rainbow (HKCo) and Golden Green Enterprises (BVICo), the ultimate parent of Ge Rui.

The consolidated BVICo information is then carried forward to the combined statements with COAC (pages 79, 80 and 81 of the proxy statement/prospectus). Our intent is to disclose the nature and detail of the transactions that will occur as a result of merger of COAC into BVICo.

During the third quarter of 2008, Ge Rui declared a dividend equal to the earnings of the company for the first six months of 2008. Of this dividend, approximately $6,520,089 was unpaid and owed to stockholders of Ge Rui at September 30, 2008, as disclosed in Note 1. Also as disclosed in the aforementioned Notes 1 and 2, COAC has agreed that Ge Rui may declare a dividend equal to the net income earned in the third quarter of 2008, amounting to $9,675,125, to be paid in the fourth quarter of 2008. COAC has consented to both such dividends and, in view of such consents, it is not necessary that the merger agreement be amended to allow the dividends. In the pro forma statements, the anticipated dividend is shown as an adjustment to the Ge Rui balance sheet and is thus consolidated up to the BVICo level.

The face of the Selected Historical Consolidated Financial Information for Ge Rui (page 21 of the proxy statement/prospectus) has been changed to include a column showing, on a pro forma basis, the balance sheet of Henan Green as at September 30, 2008 after giving effect to the dividend of $9,675,125. The pro forma dividend is also noted below the schedule.

Directors and Executive Officers of BVICo Following the Merger, page 81

24.
Please disclose that you hired Mr. Huang as a consultant in connection with the merger, as noted on page 52. Please see Item 401 of Regulation S-K. In addition, in view of his consulting relationship, please tell us why you believe Mr. Huang will qualify as an independent director following the merger.

The biographical information of Dr. Huang on page 87 of the proxy statement/prospectus has been revised to state that he has acted as a consultant to COAC in connection with the merger.  As Dr. Huang is neither an executive officer nor an employee of COAC and has received total compensation of only $35,000, at the rate of $5,000 per month, from April through October, 2008, plus $4,158 reimbursement of travel expenses, we believe he meets the qualifications for being considered to be an independent director.  Information regarding Dr. Huang’s consultancy and compensation has been added on page 131 of the proxy statement/prospectus in the subsection entitled “COAC Related Person Transactions” in response to Comment 34.

Business of BVICo, page 92

25.
Please provide a discussion of your property and facilities. We note the payments made to the local government for the land use right in Zengzhou, disclosed in Note 10, as well as the lease commitment to Zengzhou No. 2 Iron and Steel Company Limited disclosed in Note 17. It is not clear if these two properties are actually one and the same or how they relate to your manufacturing facility. Please provide an overview of all relevant property, your principal manufacturing facilities, offices, the site where you are constructing the new production facility, and all other relevant information.

The discussion on pages 100 and 101 of the proxy statement/prospectus has been revised to describe Ge Rui’s property and facilities and to clarity that the property referred to in Note 17 is that on which Ge Rui’s present facilities are located and the property referred to in Note 10 is that on which additional facilities are presently under construction.

26.
Please revise your filing to disclose the dollar amount of firm backlog orders as of a recent date and a comparable date in the preceding fiscal year, with an indication of the portion not reasonably expected to be filled in the current fiscal year. Please provide an analysis for material changes in your backlog orders and its impact on operations and liquidity. Please see Item 101 of Regulation S-K.

A new subsection entitled “Backlog” has been inserted on page 102 of the proxy statement/prospectus to address the issues raised by this Comment.

Management’s Discussion and Analysis of Financial Condition ...., page 98

27.
Please expand MD&A to provide a discussion of recent economic events, including the lower market-wide demand for steel, automobiles and machinery and the current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flaws and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

The discussion on pages 105 and 106 of the proxy statement/prospectus has been revised and expanded to address the issues referred to in this Comment.

28.
Please discuss the market for cold-rolled steel and your other principal raw materials. If applicable, explain how recent price drops affect the value of your raw materials inventory, as well as the $18.9 million in prepayments for the purchase of raw materials as of June 30, 2008. Discuss any analysis performed or adjustments made to ensure these items are presented at the lower of cost or market.

The discussion on pages 106 and 107 of the proxy statement/prospectus has been revised and expanded to address the issues referred to in this Comment.

Results of Operations -- Henan Green Complex Materials, page 100

29.
Your discussion of results of operations identifies the change in income statement line items, which are easily obtainable from the face of the income statement, without quantifying significant factors or discussing the reasons underlying those intermediate effects in sufficient detail. For example:

•
You attribute the change in revenues in the interim periods to the increase in sales volumes of steel products and a slight increase in the sales price per ton. However, the impact of these items is not quantified, and there is no detailed discussion of the underlying reasons.

•
Cost of sales as a percentage of revenue has consistently declined over the past three years. Cost of sales as percentage of revenue decreased from 78.2% in fiscal year 2005 to 73.4% in fiscal year 2006 and further decreased to 72.0% in fiscal year 2007. Your analysis does not identify or quantify the underlying reasons for this continual decline in cost of sales as a percentage of revenue. There is no discussion of the market for your raw materials, how changes in the price of your raw materials impact your operations, or how you manage your raw materials needs.

These examples are not meant to be a comprehensive list and are merely representative of issues noted throughout your discussion. Please revise your filing to expand the discussion of results of operations accordingly. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

The discussion on pages 108 through 112 of the proxy statement/prospectus has been revised and expanded to address the issues referred to in this Comment.

Liquidity and Capital Resources - Henan Green Complex Materials, page 104

30.
Please substantially revise your discussion and analysis of operating cash flows for each period. In this regard, your current discussion and analysis appears to repeat the financial information that is obtainable from your consolidated financial statements. Please see Item 303 of Regulation S-K and Sections 501.03 and 501.13 of the Financial Reporting Codification for additional guidance.

The discussion on page 115 of the proxy statement/prospectus has been revised and expanded to address the issues referred to in this Comment.

31.
On page 94, you mention you are constructing a new production facility that will produce coated steel and will provide additional capacity of 250,000 metric tons. There is no discussion of this effort anywhere else in the document. Please expand your discussion of investing activities to discuss the costs associated with this effort. Expand your discussion of liquidity and capital resources to discuss your plans, commitments for capital expenditures, and the anticipated source of funds needed to fulfill such commitments. Please see Item 303 of Regulation S-K.

The discussion on page 115 of the proxy statement/prospectus has been revised and expanded to address the issues referred to in this Comment.

Comparison of Rights of COAC and BVICo, page 109

32.	Please clarify, if true, that when you state “None” in the “BVICo Shareholder Rights” column you mean that BVICo shareholders have no comparable rights to those held by COAC stockholders.

“None” has been replaced by the phrase “No comparable rights” in each of the three places in the table on pages 119 and 120 that it appeared.

Certain Relationships and Related Transactions, page 118

Code of Ethics and Related Person Policy, page 119

33.
Please revise your characterization of the definition of related party transactions to acknowledge and reflect the fact that you are a smaller reporting company and are thus subject to the requirements of Item 404(d) of Regulation S-K.

The discussion in the first paragraph of page 128 of the proxy statement/prospectus has been revised to reflect the fact that COAC is a smaller reporting company and the definition of related person transactions has been revised to incorporate the requirements for smaller reporting companies pursuant to Item 404(d) of Regulation S-K.

COAC Related Person Transactions, page 118

34.
Please tell us why you have not disclosed your consulting relationship with board nominee Mr. Huang. In this regard, we note that as a smaller reporting company you are subject to the requirements of Item 404(d) of Regulation S-K.

Dr. Huang’s relationship as a consultant to COAC is now disclosed on page 131 of the proxy statement/prospectus together with the compensation arrangements regarding his consultancy.

Description of COAC’s and BVICo’s Securities, page_122

Warrants, page 123

35.
Regarding the warrants to purchase BVICo ordinary shares, please clarify what you mean by the phrase “of like tenor.” If such warrants will have terms that are substantially similar in all material respects to the terms of the outstanding COAC common stock purchase warrants, then please disclose this fact here and elsewhere in the prospectus where you refer to warrants “of like tenor.”

The discussion on page 133 and elsewhere in the proxy statement/prospectus has been revised to disclose that the warrants to purchase BVICo ordinary shares will have terms that are substantially similar in all material respects to the terms of the outstanding COAC common stock purchase warrants.

36.
The description of the COAC common stock purchase warrants in the last paragraph of this subsection states that each warrant is exercisable for “one ordinary share of COAC.” As COAC has common shares rather than ordinary shares, please revise this description accordingly.

The description of the COAC common stock purchase warrants has been corrected as part of a revision of the first paragraph of the subsection entitled “Warrants” on page 133 of the proxy statement/prospectus.

Index to Financial Statements, page FS-l

37.	Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Amendment No. 1 to the registration statement includes financial statements of the registrants for the nine months ended September 30, 2008 and financial information throughout the proxy statement/prospectus has been updated from June 30, 2008 to September 30, 2008 where appropriate.

Henan Green Complex Materials

For the Fiscal                                 Quarter Ended June 30, 2008

Note_ 11 - Notes Payable, page FS-11

38.	Please expand this footnote to discuss debt covenants on your various notes payable.

The notes payable do not contain any debt covenants.  Accordingly, the referenced Note has been revised to so state for both the unaudited and audited financial statements.

Annex G – Tax Opinion of Graubard Miller

39.	Please note that you will need to file a signed and dated opinion, with all blanks completed, prior to requesting acceleration of the effectiveness of your registration statement.

The tax opinion has been completed, dated and signed and Annex G to the proxy statement/prospectus has been conformed accordingly.

Part II

Item 21. Exhibits and Financial Statement Schedules, page II-3

40.	Please tell us why you have not included as an exhibit the list of subsidiaries required by item 601(b)(21) of Regulation S-K. In this regard, we note that BVICo has at least two subsidiaries.

Exhibit 21.1 has now been filed in Amendment No. 1 to the registration statement to list the subsidiaries of BVICo.  COAC has no subsidiaries.

Item 22._ Undertakings, page II-5

41.
Please tell us why you have excluded the undertaking set forth in Item 512(a)(6) of Regulation S-K. In this regard, we note that BVICo is issuing the securities in the transaction covered by the registration statement, and it appears as if this transaction would be the initial distribution of BVICo’s securities in a transaction registered under Section 5 of the Securities Act of 1933, as amended.

The undertaking set forth in Item 512(a)(6) of Regulation S-K is included in Amendment No. 1 to the registration statement.

Signatures, page II-6

42.
Please have the person or persons acting as each registrant’s principal accounting officer or controller, in addition to the other signatories required by Instruction l to the signature page section of Form S-4, execute each amendment to the registration statement.

The persons who signed the registration statement on behalf of each registrant in the capacity of principal financial officer also act in the capacity of principal accounting officers for the registrants.  This is now indicated in the titles next to their signatures in Amendment No. 1 to the registration statement.

Closing

On behalf of COAC and BVICo, we confirm that each acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in the filings.

•	The Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action on the filings.

•	It may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Very truly yours,

/s/ Noah Scooler

Noah Scooler